Exhibit 10.8

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made as of March 28, 2006 between 1-800 CONTACTS, INC., a Delaware corporation (the “Company”), and Robert Main (the “Executive”). This Agreement shall be effective as of March 30, 2006 (the “Effective Date”).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Employment. The Company shall employ Executive, and Executive hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement, for the period beginning on the Effective Date and ending as provided in paragraph 4 hereof (the “Employment Period”).

2.             Position and Duties.

(a)           During the Employment Period Executive shall serve as Senior Vice President, Professional Network for the Company and shall have such duties, authorities and responsibilities commensurate with the duties, responsibilities and authorities of persons in similar capacities in similarly sized companies and such other duties, responsibilities and authority assigned to Executive by the Company’s Chief Executive Officer or President that are not inconsistent with Executive’s position as Senior Vice President, Professional Network, or shall serve as such other senior management position as assigned to Executive by the Chief Executive Officer of the Company (the “Chief Executive Officer”), the President of the Company (the “President”) or the Board of Directors of the Company (the “Board”).

(b)           Executive shall report to the Company’s Chief Executive Officer, the President or such other persons as the Chief Executive Officer or President may direct from time to time, and Executive shall devote Executive’s best efforts and full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company and its Affiliates (as hereinafter defined). Executive shall perform Executive’s duties and responsibilities to the best of Executive’s abilities in a diligent, trustworthy, businesslike and efficient manner.

(c)           For purposes of this Agreement, “Affiliate” shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with another person (within the meaning of Rule 12b-2) promulgated under the Securities Exchange Act of 1934, as amended.

3.             Base Salary and Benefits.

(a)           Executive’s initial base salary shall be $210,000 per annum, which salary shall be payable in regular installments in accordance with the Company’s general payroll practices and shall be subject to customary deductions and withholding. Thereafter, the Company shall periodically review Executive’s Base Salary for increase but not decrease (presently conducted on an annual basis). The base salary as determined herein from time to time shall constitute “Base Salary” for purposes of this Agreement.

(b)           In addition to the Base Salary, Executive shall be eligible to participate in the Company’s bonus and other incentive compensation plans and programs in effect from time to time for the Company’s senior executives. Executive shall have the opportunity to earn an annual bonus (the “Bonus”) for each fiscal year during the Employment Period with a target Bonus that will not be less than the target annual bonus Executive is eligible to receive as of the Effective Date or that Executive may hereafter become eligible to receive.

(c)           During the Employment Period, Executive shall be, to the extent eligible, entitled to participate in the employee benefit programs made available to all employees of the Company according to their terms. In addition, Executive shall be entitled to other perquisites and fringe benefits in such amounts as determined by the Chief Executive Officer or the President in accordance with Company policy and practice and as approved by the Compensation Committee. Without limiting the foregoing, Executive shall be entitled to the following benefits during the Employment Period:

(i)            Participation in any long-term incentive plan adopted by the Company for the benefit of senior executives of the Company as determined by the Board (or a committee thereof);

(ii)           Four weeks (20 working days) of paid vacation each year (as prorated for partial years), in addition to holidays, in accordance with the Company’s policy on accrual and use applicable to senior executives, which vacation may be taken at such times as mutually agreed between Executive and the Company; and

(iii)          Reimbursement for all reasonable and necessary travel, entertainment and other business expenses incurred by Executive, in accordance with Company policy (including presentment of appropriate documentation).

4.             Employment Period. Executive’s term of employment under this Agreement (such term of employment, as it may be extended or terminated, is herein referred to as the “Employment Period”) shall be for a term commencing on the Effective Date and, unless terminated earlier as provided in paragraph 5 hereof, ending on the fifth anniversary of the Effective Date (the “Original Employment Period”), provided that the Employment Period shall be automatically extended, subject to earlier termination as provided in paragraph 5 hereof, for successive additional two (2) year periods (the “Additional Terms”), unless, at least 180 days prior to the end of the Original Employment Term or the then Additional Term, the Company or Executive has notified the other in writing that the Employment Period shall terminate at the end of the then current term.

5.             Termination. Executive’s employment and the Employment Period shall terminate on the first of the following to occur:

(a)           Automatically on the date Executive dies.

(b)           Upon 30 days’ prior written notice by Executive to the Company of Executive’s voluntary termination of employment without Good Reason.

(c)           Upon written notice by Executive to the Company of a termination for Good Reason, unless such events are corrected in all material respects by the Company within 20 days following written notification by Executive to the Company that Executive intends to terminate employment hereunder for Good Reason. “Good Reason” shall mean the occurrence of any of the following events, without Executive’s express written consent:

(i)            A substantial adverse change in duties that results in Executive performing duties that are of a significantly lower level than those customarily performed by Executive during the year preceding the termination of the Employment Period.

(ii)           A change in Executive’s regular worksite to a worksite that is more than 50 miles by the most direct road from Executive’s regular worksite during the year preceding the termination of the Employment Period and that is also further from Executive’s principal residence.

(iii)          A material breach of this Agreement by the Company that is not cured, if curable, within 30 days after written notice and demand by Executive including, but not limited to, any failure to pay when due Executive’s Base Salary or other amounts due under this Agreement.

(iv)          The failure of the Company to obtain and deliver to Executive a written agreement from any successor to the Company to assume and agree to perform this Agreement

Good Reason will cease to exist for an event on the 60th day following its occurrence, unless Executive shall have given the Company written notice thereof prior to such date.

(d)           Upon written notice by the Company to Executive of termination due to Disability. For purposes of this Agreement, “Disability” shall be defined as a good faith determination by the Chief Executive Officer or President that Executive has been or will be unable to perform Executive’s material duties hereunder due to a physical or mental injury, infirmity or incapacity for 90 days (including weekends and holidays) in any 365-day period, regardless of whether Executive is deemed disabled pursuant to the Company’s policies or plans.

(e)           The Company may terminate Executive’s employment hereunder for Cause immediately upon written notice by the Company to Executive of a termination for Cause. For purposes of this Agreement, “Cause” shall mean any of the following:

(i)            The willful and continued failure by Executive to perform the duties of Executive’s then position or Executive’s willful failure to follow the written direction of the Chief Executive Officer, the President, other more senior executive or the Board.

(ii)           The engaging by Executive in conduct that can reasonably be expected to be materially monetarily or reputation-wise injurious to the Company or an Affiliate.

(iii)          Gross negligence or willful misconduct of a material nature by Executive with regard to the Company or an Affiliate or in the performance of Executive’s duties.

(iv)          Executive’s indictment, conviction, pleading guilty or nolo contendere to a felony or other civil or criminal offense involving fraud, dishonesty or moral turpitude.

(v)           Executive’s material violation of the Company’s code of ethics or a material breach by Executive of a fiduciary duty or responsibility to the Company or an Affiliate.

(vi)          Executive’s material breach of this Agreement or any other written agreement between Executive and the Company or an Affiliate that is not cured, if curable, within 20 days of the giving of written notice thereof to Executive (or such longer period specified in such other agreement).

(f)            Upon written notice by the Company to Executive of an involuntary termination without Cause, other than for death or Disability.

6.             Consequences of Termination.

(a)           Upon a termination of the Employment Period pursuant to paragraph 5(a), the Company shall pay or provide Executive’s estate with the following severance benefits, subject to paragraph 6(d) hereof:

(i)            The Accrued Benefits (as defined below).

(ii)           Continued payment of Executive’s Base Salary (but not as an employee) for a period of 12 months commencing on the date of termination.

(b)           Upon the expiration of the Employment Period or a termination of the Employment Period pursuant to paragraph 5 (b), (d) and (e) hereof, the Company shall pay or provide Executive (i) any unpaid Base Salary through the date of termination; (ii) any annual bonus earned but unpaid with respect to the fiscal year ending on or preceding the date of termination (other than in connection with a termination pursuant to paragraphs 5(b) or (e) hereof); provided, however, to the extent payment of such bonus is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued or to be issued by the Department of the Treasury thereunder (“Section 409A”), such payment shall be made at such times in such calendar year as provided to other executives but in no event prior to the expiration of the six-month period commencing on the date of the expiration of the Employment Period or such termination if Executive is a “specified employee” within the meaning of Section 409A and is not otherwise exempt from the six-month delay requirement under Section 409A; (iii) reimbursement for any unreimbursed expenses incurred through the date of termination; and (iv) all other payments, benefits or fringe benefits to which Executive may be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this Agreement (collectively items (i) through (v) shall be hereafter referred to as “Accrued Benefits”).

(c)           Upon a termination of the Employment Period pursuant to paragraph 5(c) or (f) hereof, Executive shall be entitled to receive the following severance benefits, subject to paragraph 6(d) hereof:

(i)            The Accrued Benefits.

(ii)           Continued payment of Executive’s Base Salary (but not as an employee) for a period of 12 months commencing on the date of termination or such later date provided for under Section 409A without triggering adverse tax consequences to Executive under Section 409A; provided, however, that if such payments commence more than 30 days following the date of termination, the first such payment shall equal the sum of all payments that would have been made from the date of termination to the date of such first payment were it not for the delay in payment for Section 409A purposes.

(iii)          a pro-rata portion of Executive’s Bonus for the performance year in which Executive’s termination occurs at the time that annual bonuses are paid to other senior executives or such later date provided for under Section 409A without triggering adverse tax consequences to Executive (determined by multiplying the amount Executive would have received based solely upon achievement of corporate financial targets had employment continued through the end of the performance year, as determined by the Board in good faith, by a fraction, the numerator of which is the number of days during the performance year of termination that Executive is employed by the Company and the denominator of which is 365);

(iv)          To the extent Executive is eligible to and does elect COBRA continuation coverage with respect to some or all of the Company’s health plans, the Company shall continue to pay a share of the “applicable premium” for such coverage until such coverage or the salary continuation period described in paragraph 6 hereof ends or until Executive receives health coverage under the plans and programs of a subsequent employer, whichever is earlier, provided Executive continues to timely pay Executive’s share of the “applicable premium” for such coverage. The Company’s share shall be the same portion of the normal cost of group health coverage borne by the Company for similarly situated active employees at the same coverage level (such as employee-only or employee-plus-spouse) as Executive, disregarding coverage levels higher than the level of Executive on the last day of the Employment Period; provided, however, that if such payments commence more than 30 days following the date of termination, the first such payment shall equal the sum of all payments that would have been made from the date of termination to the date of such first payment were it not for the delay in payment for Section 409A purposes.

Payments provided in this paragraph 6(c) shall be in lieu of any termination or severance payments or benefits for which Executive may be eligible under any of the plans, policies or programs of the Company.

(d)           Any severance benefit that would otherwise be payable pursuant to paragraph 6(b) or (c) hereof shall be paid subject to the following rules:

(i)            No severance benefit (or, in the event of Executive’s death, any severance benefit beyond the first month’s severance benefit) shall be paid unless Executive (or, in the event of Executive’s death, Executive’s estate) signs a release in a form and manner acceptable to the Company, which will be similar to Exhibit A to this Agreement, and does not revoke that release within the time prescribed by law or the terms of the release.

(ii)           If the Compensation Committee of the Board determines in good faith, after giving Executive written notice setting forth the factual basis of such determination and a reasonable opportunity for Executive to respond, that Executive has violated any of the provisions of paragraphs 7, 8 or 9 hereof, no severance benefit shall be paid, any severance benefit in pay status shall immediately cease to be paid and any severance benefit paid to Executive subsequent to Executive’s violation of the provisions of paragraphs 7, 8 or 9 hereof shall be immediately repaid to the Company. The right granted to the Company by this paragraph shall not limit the Company’s right to any additional legal or equitable relief, including an injunction.

(e)           In the event that Executive becomes entitled to payments and/or benefits which would constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code, the provisions of Exhibit B shall apply.

7.             Confidential Information; Return of Property. Executive acknowledges that the information, observations, data, strategic and development plans, financial condition, business plans, co-developer identities, business records, customer lists, clients and suppliers, project records, market reports, employee lists and business manuals, policies and procedures, information relating to processes, technologies of theory and all other information that may be disclosed or obtained by Executive while employed by the Company and its Affiliates concerning the business or affairs of the Company or any Affiliate (“Confidential Information”) are the property of the Company or such Affiliate. Therefore, Executive agrees not to disclose, other than in the course of Executive’s assigned duties and for the benefit of the Company, to any unauthorized person or use for Executive’s own purposes any Confidential Information without the prior written consent of Company, unless and to the extent that (a) the aforementioned matters become generally known to and available for use by the public other than as a result of Executive’s (or any representative of Executive’s) acts or omissions or

Executive is required to disclose by applicable law, regulation or legal process (provided that Executive provides the Company with prior notice of the contemplated disclosure and reasonably cooperates with the Company at its expense in seeking a protective order or other appropriate protection of such information). Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all of the property of the Company that Executive may then possess or have under control, including all memoranda, notes, e-mails, plans, records, reports, computer disks or tapes, printouts, software, computer access codes and other documents and data (and copies or reproductions thereof) containing or relating to Confidential Information, Work Product (as defined below) or the business of the Company or any Affiliate and all computers (including laptops), cell phones, keys, PDAs, Blackberries, credit cards, facsimile machines, televisions and card access keys to any Company building. Executive agrees not to retain any copies, duplicates, reproductions or excerpts of such material or documents.

8.             Intellectual Property.

(a)           In accordance with UCA §34-39-1 et seq., Executive acknowledges and agrees that all of the following Intellectual Property or parts thereof (the “Intellectual Property”), whether patentable or unpatentable shall belong exclusively to the Company or an Affiliate (or their designee), whether or not patent applications, trademark registrations, or copyright registrations are filed thereon:

(i)            Intellectual Property, whether in whole or in part that is conceived, developed, reduced to practice, or created by Executive, solely or jointly with others, within the scope of Executive’s employment, on the Company’s or an Affiliate’s time, or with the aid, assistance, or use of any of the Company’s or an Affiliate’s property, facilities, supplies, resources, or Intellectual Property. For purposes of this Agreement, “Intellectual Property” means any and all patents, trade secrets, know-how, technology, confidential information, ideas, copyrights, trademarks, and service marks and any and all rights, applications, and registrations relating to them.

(ii)           Intellectual Property or parts thereof that are suggested by any work, services or duties performed by Executive for the Company or an Affiliate, either while performing Executive’s duties with the Company or an Affiliate or on Executive’s own time, but only insofar as the Intellectual Property is related to Executive’s work as an employee or other service provider to the Company or an Affiliate.

(iii)          Intellectual Property or parts thereof that are related to the industry or trade of the Company or an Affiliate.

(iv)          Intellectual Property or parts thereof that are related to the current or demonstrably anticipated business, research, or development of the Company or an Affiliate.

(b)           Executive agrees and acknowledges that any Intellectual Property that is worked on, developed, or in any way conceived of or commenced in any way during the Employment Period, including any Intellectual Property developed subsequent to the Employment Period that can be reasonably shown to have evolved from or germinated during the Employment Period shall presumptively belong exclusively to the Company or an Affiliate (or their designee).

(c)           Executive will keep full and complete written records (the “Records”), in the manner prescribed by the Company, of all Intellectual Property, and will promptly disclose all Intellectual Property completely and in writing to the Company. The Records shall be the sole and exclusive property of the Company, and Executive will surrender them upon the termination of the Employment Period, or upon the Company’s request. Executive will assign to the Company or an Affiliate the Intellectual Property including all patents, trademarks, and/or copyrights that may issue thereon in any and all countries, whether during or subsequent to the Employment Period, together with the right to file, in Executive’s name or in the name of the Company or an Affiliate (or their designees), applications for patents, trademarks, and/or copyrights and equivalent rights (the “Applications”). Executive will, at any time during and subsequent to the Employment Period, make such applications, sign such papers, take all rightful oaths, and perform all acts as may be requested from time to time by the Company or an Affiliate with respect to the Intellectual Property. Executive will also execute assignments to the Company or an Affiliate (or their designees) of the Applications, and give the Company or an Affiliate and their attorneys all reasonable assistance (including the giving of testimony) to obtain the Inventions for its benefit, all without additional compensation to Executive from the Company or an Affiliate, but entirely at the Company’s or an Affiliate’s expense.

(d)           In addition, the Intellectual Property will be deemed Work for Hire, as such term is defined under the copyright law of the United States, on behalf of the Company and its Affiliates and Executive agrees that the Company or an Affiliate will be the sole owner of the Intellectual Property, and all underlying rights therein, in all media now known or hereinafter devised, throughout the universe and in perpetuity without any further obligations to Executive. If the Intellectual Property, or any portion thereof, is deemed not to be Work for Hire, Executive hereby irrevocably conveys, transfers and assigns to the Company or an Affiliate, all rights, in all media now known or hereinafter devised, throughout the universe and in perpetuity, in and to the Intellectual Property, including without limitation, all of Executive’s right, title and interest in the copyrights (and all renewals, revivals and extensions thereof) to the Intellectual Property, including without limitation, all rights of any kind or any nature now or hereafter recognized, including without limitation, the unrestricted right to make modifications, adaptations and revisions to the Intellectual Property, to exploit and allow others to exploit the Intellectual Property and all rights to sue at law or in equity for any infringement, or other unauthorized use or conduct in derogation of the Intellectual Property, known or unknown, prior to the date hereof, including without limitation the right to receive all proceeds and damages therefrom. In addition, Executive hereby waives any so-called “moral rights” with respect to the Intellectual Property. Executive hereby waives any and all currently existing and future monetary rights in and to the Intellectual Property and all patents, trademarks, and/or copyrights that may issue thereon, including, without limitation, any rights that would otherwise accrue to Executive’s benefit by virtue of Executive being an employee of or other service provider to the Company or an Affiliate.

(e)           Further, Executive recognizes and acknowledges the validity of the Company or an Affiliate’s rights in the Intellectual Property and all applications and registrations secured and to be secured therefore, and that the Company or an Affiliate is the owner thereof. Executive further agrees not to challenge the validity of or the Company or an Affiliate’s title in the Intellectual property and will not oppose, petition to cancel, or request re-examination of any applications filed or issued or registrations received in respect of the Intellectual Property.

9.             Non-Compete, Non-Solicitation, Non-Disparagement; Cooperation.

(a)           In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that in the course of Executive’s employment with the Company Executive shall become familiar with the Company’s trade secrets and with other Confidential Information concerning the Company and Affiliates. Therefore, Executive agrees that in the event (i) Executive terminates his employment pursuant to paragraph 5(b) or (ii) Executive’s employment is terminated pursuant to paragraph (5)(e), during the Employment Period and for two years thereafter (the “Noncompete Period”), Executive shall not, without the express written consent of the Company, directly or indirectly own any interest in, manage, control, participate in, consult with, advise, render services for, or in any manner engage in any activity competing with the business of the Company or Affiliates within any geographical area in which the Company or Affiliates engage or plan to engage in such businesses as of the date of the termination of Executive’s employment. Nothing herein shall prohibit Executive from being a passive owner of not more than 1% of the outstanding stock of any class of a corporation that is publicly traded, so long as Executive has no active participation in the business of such corporation

(b)           Notwithstanding anything to the contrary in this paragraph, in the event (i) Executive terminates his employment pursuant to paragraph 5(c) or (ii) Executive’s employment is terminated pursuant to paragraph (5)(f), the Noncompete Period shall be defined as the Employment Period and for one year thereafter.

(c)           During the Noncompete Period, Executive shall not, directly or indirectly, individually or on behalf of any other person, firm corporation or other entity (i) hire any person who was an employee, representative or agent of the Company or any Affiliate at any time during the three-month period prior to the beginning of the Noncompete Period or solicit, aid, induce or attempt to induce such an employee, representative or agent to terminate its relationship with the Company or an Affiliate or (ii) solicit, induce or attempt to induce any customer, supplier, vendor, licensee, licensor, franchisee or other business relation of the Company or any Affiliate to cease doing business with the Company or such Affiliate, or in any way interfere with the relationship between any such customer, supplier, vendor, licensee or business relation and the Company or any Affiliate, which interference may reasonably be expected to cause material monetary damage to the Company or its Affiliates.

(d)           During the Employment Period and for three years thereafter, Executive shall not or encourage or induce others to do or say anything at any time that disparages the Company or an Affiliate or any of the Company’s or an Affiliate’s past or present directors, officers, employees or agents or their products or services (the “Company Parties”). For purposes of this Agreement, the term “disparage” includes, without limitation, comments or statements to the press and/or media, the Company Parties or any individual or entity with whom any Company Party has a business relationship that would adversely affect in any manner: (i) the conduct of the business of any Company Party (including, without limitation, any business plans or prospects); or (ii) the business reputation of any Company Party.

(e)           Upon the receipt of reasonable notice from the Company (including outside counsel), Executive agrees that while employed by the Company and thereafter, Executive will respond and provide information with regard to matters in which Executive has knowledge as a result of Executive’s employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of Executive’s employment with the Company (or any predecessor). Executive agrees to promptly inform the Company if Executive becomes aware of any lawsuits involving such claims that may be filed or threatened against the Company or its affiliates. Executive also agrees to promptly inform the Company (to the extent Executive is legally permitted to do so) if Executive is asked to assist in any investigation of the Company or its affiliates (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required.

10.           Enforcement. If, at the time of enforcement of paragraphs 7, 8 or 9 hereof, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. Because Executive’s services are unique and because Executive has access to Confidential Information and Work Product, the parties hereto agree that money damages would not be an adequate remedy for any breach of paragraphs 7, 8 or 9 hereof. Therefore, in the event of a breach or threatened breach of paragraphs 7, 8 or 9 hereof, the Company or its successor or assigns may, in addition to all other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of an alleged breach or violation by Executive of paragraph 9 hereof, the Noncompete Period shall be tolled until such breach or violation has been duly cured. Executive agrees that the restrictions contained in paragraph 9 hereof are reasonable.

11.           Other Businesses. As long as Executive is employed by the Company or an Affiliate, Executive shall not, without the express written consent of the Board, the Chief Executive Officer or the President, become engaged in or render services for, any business other than the business of the Company, any Affiliate or any corporation or partnership in which the Company or an Affiliate has an equity interest; provided, that Executive may be a passive owner of not more than 1% of the equity securities of an enterprise engaged in such business, so long as Executive has no active participation in the business of such enterprise, if such activities do not in any material way interfere with the performance by Executive of Executive’s obligations hereunder and such activities do not in any way materially and adversely affect the Company or an Affiliate or create a potential business conflict or the appearance thereof. If at any time such services conflict with Executive’s fiduciary duty to the Company or an Affiliate or create any appearance thereof, Executive shall promptly cease providing such services after written notice of the conflict is received from the Company. Executive shall notify the Company prior to engaging in any such activities. Nothing contained in this paragraph 11 shall limit the provisions of paragraph 9 hereof.

12.           Executive’s Representations. Executive hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by Executive do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which Executive is bound, (ii) Executive is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms. Executive hereby acknowledges and represents that full understanding of the terms and conditions contained herein.

13.           Survival. Paragraphs 7, 8 and 9 and paragraphs 13 through 21 shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Employment Period.

14.           Notices. Any notice provided for in this Agreement shall be in writing and shall be delivered, either personally or by reputable overnight courier service or mailed postpaid by first class mail, return receipt requested, to the recipient at the address below indicated:

Notices to Executive	Notices to the Company

At the address shown	66 E. Wadsworth Park Drive
on the records of the Company	Draper, UT 84020
Attn: General Counsel

Or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice given pursuant to this Agreement shall be deemed to have been given when so delivered or mailed.

15.           Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein

16.           Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith and the embody the complete agreement and understanding between the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way (including, without limitation, the offer letter between Executive and the Company dated August 31, 2005). Notwithstanding the foregoing, Executive acknowledges and agrees that the restrictions contained in paragraphs 7, 8 and 9 hereof are in addition to, and not in lieu of, any other Company-imposed limitation on Executive’s activities or rights during the Employment Period and thereafter.

17.           No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either party.

18.           Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

19.           Successors and Assigns. This Agreement is personal to each of the parties hereto. Except as provided in this paragraph 19, no party may assign or delegate any rights or obligations hereunder. The Company may assign this Agreement to a person or entity that is an Affiliate or successor and shall require any successor to (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of (i) the Company, (ii) any Affiliate to which this Agreement has been assigned or (iii) any division of the Company or Affiliate by which Executive is employed to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company, any Affiliate to which this Agreement has been assigned and any successor to the business and/or assets of (i) the Company, (ii) any Affiliate to which this Agreement has been assigned or (iii) any division of the Company or Affiliate by which Executive is employed which assumes and agrees to perform this Agreement by operation of law, or otherwise.

20.           Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Utah, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Utah.

21.           Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive by a document that explicitly states its intention to amend this Agreement, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement

22.           Indemnification; Liability Insurance. Executive’s right to be indemnified for any actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from Executive’s good faith performance of his duties and obligations with the Company and Executive’s right to be covered under directors and officers liability insurance, each to the extent provided in the by-laws or other organizational document of the Company, shall survive the termination of Executive’s employment with the Company while potential liability exists.

23.           No Mitigation. In no event shall Executive be obliged to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by Executive as a result of employment by another employer.

24.           Arbitration. Any dispute or controversy arising under or in connection with this Agreement or Executive’s employment with the Company, other than injunctive relief under paragraph 10 hereof, shall be settled exclusively by arbitration, conducted before a single arbitrator in Salt Lake City, Utah (applying Utah law) in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association then in effect. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The parties acknowledge and agree that in connection with any such arbitration and regardless of outcome (a) each party shall pay all its own costs and expenses, including without limitation its own legal fees and expenses, and (b) joint expenses shall be borne equally among the parties. Following a change of ownership or effective control covered by Section 280G(b)(2) of the Code, in the event of any dispute arising out of or under this Agreement or Executive’s employment with the Company, if the arbitrator determines that Executive has prevailed on the issues in the arbitration, the Company shall, upon presentment of appropriate documentation, promptly, at Executive’s election, pay or reimburse Executive for all reasonable legal and other professional fees, costs of arbitration and other expenses incurred in connection therewith by Executive.

25.           Withholding. The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

26.           Section 409A of the Code. This Agreement is intended to comply with the applicable requirements of Section 409A and shall be limited, construed and interpreted in accordance with such intent. To the extent that payment or benefit hereunder is subject to Section 409A, it is intended that it be paid in a manner that will comply with Section 409A, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in this Agreement that is inconsistent with Section 409A shall be deemed to be amended to comply with Section 409A and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. Notwithstanding the foregoing, the Company shall have no liability to Executive or otherwise if any amounts paid or payable are subject to Section 409A; provided, however, that following a change of ownership or effective control covered by Section 280G(b)(2) of the Code, the Company shall indemnify and hold Executive harmless, on an after-tax basis, for any additional tax (including interest and penalties with respect thereto) imposed on Executive as a result of Section 409A of the Code.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

EXECUTIVE	1-800 CONTACTS, INC.

/s/ Robert Main	/s/ Brian W. Bethers
Robert Main	Brian W. Bethers, President

Dated:	Dated:

EXHIBIT A

Form Release

EXHIBIT B

Gross-Up Provisions

(a)           In the event that Executive shall become entitled to payments and/or benefits provided by this Agreement or any other amounts in the “nature of compensation” (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any person whose actions result in a change of ownership or effective control covered by Section 280G(b)(2) of the Code or any person affiliated with the Company or such person) as a result of such change in ownership or effective control (collectively the “Company Payments”), and such Company Payments will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Code (and any similar tax that may hereafter be imposed by any taxing authority) the Company shall pay to Executive an additional amount (the “Gross-Up Payment”) such that the net amount retained by Executive, after deduction of any Excise Tax on the Company Payments and any U.S. federal, state, and for local income or payroll tax upon the Gross-up Payment provided for by this paragraph (a), but before deduction for any U.S. federal, state, and local income or payroll tax on the Company Payments, shall be equal to the Company Payments.

Notwithstanding the foregoing, if it shall be determined that Executive is entitled to a Gross-Up Payment, but that if the Company Payments are reduced by the amount necessary such that the receipt of the Company Payments would not give rise to any Excise Tax (the “Reduced Payment”) and the Reduced Payment would not be less than 90.0% of the Company Payments, then no Gross-Up Payment shall be made to Executive and the Company Payments, in the aggregate, shall be reduced to the Reduced Payments. If the Reduced Payments is to be effective, payments shall be reduced in the following order (1) acceleration of vesting of any stock options for which the exercise price exceeds the then fair market value, (2) any cash severance based on a multiple of Base Salary or Bonus, (3) any other cash amounts payable to Executive, (4) any benefits valued as parachute payments; and (5) acceleration of vesting of any equity not covered by (1) above, unless Executive elects another method of reduction by written notice to the Company.

In the event that the Internal Revenue Service or court ultimately makes a determination that the excess parachute payments plus the base amount is an amount other than as determined initially, an appropriate adjustment shall be made with regard to the Gross-Up Payment or Reduced Payment, as applicable to reflect the final determination and the resulting impact on whether the preceding paragraph applies.

(b)           For purposes of determining whether any of the Company Payments and Gross-up Payments (collectively the “Total Payments”) will be subject to the Excise Tax and the amount of such Excise Tax, (x) the Total Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that, in the determination of the Company’s independent certified public accountants or tax counsel selected by such accountants or the Company (the “Accountants”) such Total Payments (in whole or in part) either do not constitute “parachute payments,” including giving effect to the recalculation of stock options in accordance with Treasury Regulation Section 1.280G-1, Q&A 33, represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the “base amount” or are otherwise not subject to the Excise Tax, and (y) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Accountants in accordance with the principles of Section 280G of the Code. To the extent permitted under Revenue Procedure 2003-68, the value determination shall be recalculated to the extent it would be beneficial to the Company. The determination of the Accountants shall be final and binding upon the Company and Executive, except to the extent provided herein with regard to Internal Revenue Service determinations. The Company shall be responsible for all charges of the Accountants..

(c)           In the event that the Excise Tax is subsequently determined by the Accountants to be less than the amount taken into account hereunder at the time the Gross-up Payment is made, Executive shall repay to the Company, within five days of when the amount of such reduction in Excise Tax is finally determined, the portion of the prior Gross-up Payment attributable to such reduction (plus the portion of the Gross-up Payment attributable to the Excise Tax and U.S. federal, state and local income tax imposed on the portion of the Gross-up Payment being repaid by Executive if such repayment results in a reduction in Excise Tax or a U.S. federal, state and local income tax deduction). The Company shall be responsible for all charges of the Accountant.

In the event that the Excise Tax is later determined by the Accountant or the Internal Revenue Service to exceed the amount taken into account hereunder at the time the Gross-up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-up Payment), the Company shall make an additional Gross-up Payment in respect of such excess (plus any interest or penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.

(d)           The Gross-up Payment or portion thereof provided for in subsection (c) above shall be paid not later than the thirtieth (30th) day following an event occurring which subjects Executive to the Excise Tax; provided, however, that if the amount of such Gross-up Payment or portion thereof cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Accountant, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code), subject to further payments pursuant to subsection (c) hereof, as soon as the amount thereof can reasonably be determined, but in no event later than the ninetieth day after the occurrence of the event subjecting Executive to the Excise Tax. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute an advance by the Company to Executive, payable on the fifth day after demand by the Company.

(e)           In the event of any controversy with the Internal Revenue Service (or other taxing authority) with regard to the Excise Tax, Executive shall permit the Company to control issues related to the Excise Tax (at its expense). In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, Executive shall permit the

2

representative of the Company to accompany Executive, and Executive and Executive’s representative shall cooperate with the Company and its representative.

(f)            Executive shall promptly deliver to the Company copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this provision.

(g)           Nothing in this Section is intended to violate the Sarbanes-Oxley Act and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to you and the repayment obligation null and void.

3